                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                   SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                      UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               -------------------

                                PLC SYSTEMS INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                               -------------------

            Options to Purchase Common Stock, No Par Value Per Share,
               Having an Exercise Price of $.75 or More Per Share
                         (Title of Class of Securities)
                               -------------------

                                    69341D104
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                               -------------------

                                Mark R. Tauscher
                      President and Chief Executive Officer
                                PLC Systems Inc.
                                  10 Forge Park
                          Franklin, Massachusetts 02038
                            Telephone: (508) 541-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    Copy to:
                            Richard G. Costello, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000
                               -------------------

                            CALCULATION OF FILING FEE

================================================================================
           TRANSACTION VALUATION*            AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
             $1,494,456                             $138
================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,092,845 shares of common stock of PLC Systems Inc. having a weighted average exercise price of $1.3675 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee is calculated at $92 per $1,000,000 of the value of the transaction.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: Not applicable.      Filing Party: Not applicable.
      Form or Registration No.: Not applicable.    Date Filed: Not applicable.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|  third party tender offer subject to Rule 14d-1.

         |X|  issuer tender offer subject to Rule 13e-4.

         |_|  going-private transaction subject to Rule 13e-3.

         |_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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ITEM 1. SUMMARY TERM SHEET.

     The information set forth under "Summary Term Sheet" in the document entitled "Offer to Exchange Outstanding Stock Options", dated August 26, 2002 (as amended from time to time, the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is PLC Systems Inc., a Yukon Territory corporation (the "Company"), and the address and telephone number of its principal executive offices is 10 Forge Park, Franklin, Massachusetts 02038, (508) 541-8800. The information set forth in the Offer to Exchange under Section 9 ("Information About PLC; Summary Financial Information; Risk Factors") is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to the solicitation (the "Offer") by the Company of requests to exchange options having an exercise price of $.75 or more per share (as qualified by the next sentence, the "Options") outstanding under the Company's 1993 Stock Option Plan (the "1993 Plan"), 1995 Stock Option Plan (the "1995 Plan"), 1997 Executive Stock Option Plan (the "1997 Plan"), 2000 Non-Qualified Performance and Retention Equity Plan (the "2000 Retention Plan") and 2000 Equity Incentive Plan (the "2000 Equity Plan") to purchase shares (each, an "Option Share") of the Company's common stock, no par value per share (the "Common Stock"), for new options (the "New Options") that will be granted under and subject to the 1993 Plan, 1995 Plan, 1997 Plan, 2000 Retention Plan or 2000 Equity Plan, as the case may be, upon the terms and subject to the conditions described in the Offer to Exchange. This Offer excludes options held by optionholders who are not employees of the Company or one of its subsidiaries on the date the Offer expires (the "Offer Period") and options held by optionholders who reside outside the United States. In the aggregate, as of August 22, 2002 there were 1,092,845 shares of Common Stock underlying the Options covered in this Offer. For each eligible Option Share surrendered, the Company will grant an option for one new Option Share to the optionee, subject to the terms and conditions of the Offer to Exchange. The information set forth in the Offer to Exchange under "Summary Term Sheet", Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and Section 8 ("Source and Amount of Consideration; Terms of
     New Options") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The information set forth under Item 2(a) above and in Section 10 of the Offer to Exchange ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The Company is both the filing person and the subject company.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Exchange under "Summary Term Sheet", Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Surrendering Options"), Section 4 ("Change in Election"),
     Section 5 ("Acceptance of Options for Exchange and Grant of New Options"),
     Section 6 ("Conditions of This Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 9 ("Information About PLC; Summary Financial Information; Risk Factors"), Section 11 ("Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of This Offer; Termination; Amendment") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under
     Section 2 ("Purpose of This Offer") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and Section 11 ("Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of This Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of This Offer") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

(d)  Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)  Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) The information set forth in the Offer to Exchange under Section 9 ("Information About PLC; Summary Financial Information; Risk Factors") and
     Section 16 ("Additional Information"), and on pages F-1 through F-15 of Appendix A of the Company's annual report on Form 10-K for the year ended December 31, 2001 and the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2002 is incorporated herein by reference. The Company's book value per share was $0.21 as of June 30, 2002 (book value per share equals the total shareholders' equity divided by the number of shares of Common Stock outstanding).

(b)  Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b)  Not applicable.

ITEM 12. EXHIBITS.

(a) (1) Offer to Exchange Outstanding Stock Options, dated August 26, 2002, including Summary Term Sheet.

     (2) Form of Election Form.

     (3) Form of Notice of Withdrawal.

     (4) Form of Promise to Grant Stock Options.

     (5) Cover Letter to Eligible Optionholders.

     (6) Form of Statement of Stock Option Grants.

(b)  Not applicable.

(d) (1) 1993 Stock Option Plan is incorporated herein by reference to the Company's registration statement on Form S-1 (SEC File No. 33-58258) and amendments thereto, as previously filed with the Securities and Exchange Commission.

     (2) Form of Nonqualified Stock Option Agreement pursuant to the 1993 Stock Option Plan.

     (3) 1995 Stock Option Plan is incorporated herein by reference to the Company's registration statement on Form S-8 (SEC File No. 33-95168), as previously filed with the Securities and Exchange Commission.

     (4) Form of Nonqualified Stock Option Agreement pursuant to the 1995 Stock Option Plan.

     (5) 1997 Executive Stock Option Plan is incorporated herein by reference to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1997, as previously filed with the Securities and Exchange Commission.

     (6) Form of Nonqualified Stock Option Agreement pursuant to the 1997 Executive Stock Option Plan.

     (7) 2000 Non-Qualified Performance and Retention Equity Plan is incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2000, as previously filed with the Securities and Exchange Commission.

     (8) Form of Nonqualified Stock Option Agreement pursuant to the 2000 Non-Qualified Performance and Retention Equity Plan.

     (9) 2000 Equity Incentive Plan is incorporated herein by reference to the Company's annual report on Form 10-K for the year ended December 31, 2001, as previously filed with the Securities and Exchange Commission.

     (10) Form of Nonqualified Stock Option Agreement pursuant to the 2000 Equity Incentive Plan.

     (11) Annual report on Form 10-K for the year ended December 31, 2001 is incorporated herein by reference.

     (12) Quarterly report on Form 10-Q for the quarter ended June 30, 2002 is incorporated herein by reference.

(g)  Not applicable.

(h)  Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)  Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                           PLC SYSTEMS INC.

Date:  August 26, 2002                     /s/ Mark R. Tauscher
                                           -------------------------------------
                                           Mark R. Tauscher
                                           President and Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION

(a) (1) Offer to Exchange Outstanding Stock Options, dated August 26, 2002, including Summary Term Sheet.

      (2) Form of Election Form.

      (3) Form of Notice of Withdrawal.

      (4) Form of Promise to Grant Stock Options.

      (5) Cover Letter to Eligible Optionholders.

      (6) Form of Statement of Stock Option Grants.

(b)   Not applicable.

(d)   (1)  1993 Stock Option Plan is incorporated herein by reference to the
           Company's registration statement on Form S-1 (SEC File No. 33-58258) and amendments thereto, as previously filed with the Securities and Exchange Commission.

      (2) Form of Nonqualified Stock Option Agreement pursuant to the 1993 Stock Option Plan.

      (3) 1995 Stock Option Plan is incorporated herein by reference to the Company's registration statement on Form S-8 (SEC File No. 33-95168), as previously filed with the Securities and Exchange Commission.

      (4) Form of Nonqualified Stock Option Agreement pursuant to the 1995 Stock Option Plan.

      (5) 1997 Executive Stock Option Plan is incorporated herein by reference to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1997, as previously filed with the Securities and Exchange Commission.

      (6) Form of Nonqualified Stock Option Agreement pursuant to the 1997 Executive Stock Option Plan.

      (7) 2000 Non-Qualified Performance and Retention Equity Plan is incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2000, as previously filed with the Securities and Exchange Commission.

      (8) Form of Nonqualified Stock Option Agreement pursuant to the 2000 Non-Qualified Performance and Retention Equity Plan.

      (9) 2000 Equity Incentive Plan is incorporated herein by reference to the Company's annual report on Form 10-K for the year ended December 31, 2001, as previously filed with the Securities and Exchange Commission.

      (10) Form of Nonqualified Stock Option Agreement pursuant to the 2000 Equity Incentive Plan.

      (11) Annual report on Form 10-K for the year ended December 31, 2001 is incorporated herein by reference.

      (12) Quarterly report on Form 10-Q for the quarter ended June 30, 2002 is incorporated herein by reference.

(g)   Not applicable.

(h)   Not applicable.



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